CONSENT OF N. ERIC FIER

The undersigned hereby consents to:

(i) the inclusion in this Report on Form 6-K of technical information (the "Technical Information") relating to the mineral properties of SilverCrest Metals Inc. (the "Company") contained in the Company's Management's Discussion and Analysis dated September 30, 2020 (the "Q3 MD&A") being filed with the United States Securities and Exchange Commission (the "SEC");

(ii) the incorporation by reference of the Q3 MD&A and the Technical Information into the Company's Form F-10 Registration Statement (File No. 333-238704) and any amendments thereto, filed with the SEC (the "F-10"); and

(iii) the use of my name in the Q3 MD&A and the Form F-10.

/s/ N. Eric Fier

Name: N. Eric Fier, CGP, P. Eng

Title:  Chief Executive Officer and Director,
SilverCrest Metals Inc.

Date:     November 12, 2020